**DAVIS** LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Claudia Tsao
DIRECT LINE 604.648.3115
DIRECT FAX 604.687.1612
E-MAIL ctsao@davis.ca

2009 JUL 15 A 6:5

FILE NUMBER 50237-00001

June 30, 2009

**VIA REGISTERED MAIL**

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

09046551

SUPPL

Dear Sirs/Mesdames:

**Re: Gtech International Resources Limited - Exemption No. 82-3779**

We are solicitors for Gtech International Resources Limited which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
**DAVIS LLP**
Per:

Claudia Tsao
Legal Administrative Assistant
Encs.

Exemption No. 82-3779

2009 JUL 15 A 6:29

June 30, 2009

**GTECH INTERNATIONAL RESOURCES LIMITED**
**(the "Company")**

**INDEX**

1. **Material filed with the Yukon Registrar of Corporations as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies as required to maintain the Company's extra-provincial registration in the Province of British Columbia under the Business Corporations Act and regulations thereunder ("BC")**

---

| **Document Name or Information** | | | **Documents Filed** |
|---|---|---|---|
| (a) | Incorporation Documents | | |
| | (i) | Yukon | Not Applicable |
| (b) | Extra-provincial Registration | | |
| | (i) | BC | Not Applicable |
| (c) | Annual Reports | | |
| | (i) | Yukon | June 16, 2009 |
| | (ii) | BC | Not Applicable |
| (d) | Notices Filed with Registrar of Companies | | |
| | (i) | Yukon | April 30, 2009 (Notice of Change of Address)<br>June 9, 2009 (Notice of Change of Directors) |
| | (ii) | BC | April 20, 2009 (Notice of Change Respecting Extraprovincial Company) |
| (e) | Annual Audited Financial Statements | | |
| | (i) | Yukon | Not Applicable |

Davis:5132304.1

| Document Name or Information | | | Documents Filed |
|---|---|---|---|
| | (ii) | BC | Not Applicable |
| (f) | Quarterly Interim Financial Statements | | |
| | (i) | Yukon | Not Applicable |
| | (ii) | BC | Not Applicable |
| (g) | Special Resolution | | |
| | (i) | Yukon | Not Applicable |
| | (ii) | BC | Not Applicable |

**2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101") and National Instrument 45-102, Resale of Securities ("NI 45-102")**

---

| Document Name or Information | | Documents Filed |
|---|---|---|
| (a) | Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis | Not Applicable |
| (b) | Annual Information Form (not mandatory) | Not Applicable |
| (c) | Quarterly Interim Financial Statements and Management's Discussion and Analysis | Not Applicable |
| (d) | News Releases | Not Applicable |
| (e) | Form 51-102F3, Material Change Report | Not Applicable |
| (f) | Notice of Meeting and Record Dates of shareholders' meeting | Not Applicable |
| (g) | Notice of shareholders' meeting, Proxy and Information Circular | Not Applicable |
| (h) | Report of Exempt Distribution | Not Applicable |
| (i) | Notice of Change in Year End by more than 14 Days | Not Applicable |

| Document Name or Information | | Documents Filed |
|---|---|---|
| (j) | Notice of Change in Corporate Structure | Not Applicable |
| (k) | Notice of Change of Auditors | Not Applicable |
| (l) | Business Acquisition Report under NI 51-102 | Not Applicable |
| (m) | Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed | Not Applicable |
| (n) | Notice of Change of Status Report | Not Applicable |
| (o) | Filing of documents Affecting the Rights of Securityholders including:<br>(i) charter documents<br>(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company<br>(iii) any securityholder rights plans or similar plans<br>(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally<br>(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, <u>unless</u> an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to | Not Applicable |

| Document Name or Information | | Documents Filed |
|---|---|---|
| | be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed. | |
| (p) | Prospectus | Not Applicable |
| (q) | Amendment to Prospectus | Not Applicable |
| (r) | Takeover Bid Circular | Not Applicable |
| (s) | Notice of Change or Variation to Takeover Bid Circular | Not Applicable |
| (t) | Issuer Bid Circular | Not Applicable |
| (u) | Notice of Change or Variation to Issuer Bid Circular | Not Applicable |
| (v) | Initial Acquisition Report | Not Applicable |
| (w) | Subsequent Acquisition Reports | Not Applicable |
| (x) | Notice of Intention to Sell by a Control Person | Not Applicable |

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

| Document Name or Information | | Documents Filed |
|---|---|---|
| (a) | Exchange Filing Statement | Not Applicable |
| (b) | Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis | Not Applicable |
| (c) | Annual Information Form (not mandatory) | Not Applicable |
| (d) | Quarterly Interim Financial Statements and Management's Discussion and Analysis | Not Applicable |
| (e) | News Releases | Not Applicable |
| (f) | Form 51-102F3, Material Change Report | Not Applicable |
| (g) | Notice of Meeting and Record Dates of shareholders' meeting | Not Applicable |
| (h) | Notice of shareholders' meeting, Proxy and Information Circular | Not Applicable |

| Document Name or Information | | Documents Filed |
|---|---|---|
| (i) | Prospectus | Not Applicable |
| (j) | Amendment to Prospectus | Not Applicable |
| (k) | Takeover Bid Circular | Not Applicable |
| (l) | Notice of Change or Variation to Takeover Bid Circular | Not Applicable |
| (m) | Issuer Bid Circular | Not Applicable |
| (n) | Notice of Change or Variation to Issuer Bid Circular | Not Applicable |
| (o) | Initial Acquisition Report | Not Applicable |
| (p) | Subsequent Acquisition Reports | Not Applicable |
| (q) | Notice of Intention to Sell by a Control Person | Not Applicable |
| (r) | Notice of Dividends | Not Applicable |
| (s) | Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities | Not Applicable |
| (t) | Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form | Not Applicable |
| (u) | Notice Of Grant Stock Options - Exchange Form 4g - Summary Form Incentive Stock Options | Not Applicable |
| (v) | Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing | Not Applicable |
| (w) | Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form | Not Applicable |

**4. Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder NI 41 and the rules and policies of the Exchange)**

| Document Name or Information | | Documents Filed |
|---|---|---|
| (a) | Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis) | Not Applicable |

| Document Name or Information | | Documents Filed |
|---|---|---|
| (b) | Quarterly Interim Financial Statements and Management's Discussion and Analysis | Not Applicable |
| (c) | Notice of shareholders' meeting, Proxy and Information Circular | Not Applicable |
| (d) | Prospectus | Not Applicable |
| (e) | Amendment to Prospectus | Not Applicable |
| (f) | Issuer Bid Circular | Not Applicable |
| (g) | Notice of Change or Variation to Issuer Bid Circular | Not Applicable |

Exemption No. 82-3779

**Yukon**
Community Services
*Services aux collectivités*

# ANNUAL RETURN
BUSINESS CORPORATIONS ACT (SECTION 267 AND 293) FORM 1-04

# *DÉCLARATION ANNUELLE*
*LOI SUR LES SOCIÉTÉS PAR ACTIONS DU YUKON (ARTICLES 267 ET 293) FORMULAIRE 1-04*

**SEE INSTRUCTIONS ON REVERSE • *SEE INSTRUCTIONS ON REVERSE***

1. CORPORATION NAME / *DÉNOMINATION SOCIALE* :
Gtech International Resources Limited

2. CORPORATE ACCESS NUMBER / *NUMÉRO D'ENREGISTREMENT* :
28530

3. PHYSICAL REGISTERED OFFICE ADDRESS / *ADRESSE GÉOGRAPHIQUE DU BUREAU ENREGISTRÉ* :
The Taku Building, Suite 201, 4109 - 4th Avenue, Whitehorse, YT Y1A 1H6

4. MAILING ADDRESS / *ADRESSE POSTALE* :
The Taku Building, Suite 201, 4109 - 4th Avenue, Whitehorse, YT Y1A 1H6

5. FOR THE YEAR ENDING / *POUR L'ANNÉE*
(year) / *(année)* 2009

6. DATE OF / *DATE*
YY / *AA*: 68 | MM / *MM*: 05 | DD / *JJ*: 28

- [x] INCORPORATION / *DE LA CONSTITUTION*
- [ ] REGISTRATION / *DE L'ENREGISTREMENT*
- [ ] AMALGAMATION / *DE LA FUSION*
- [ ] CONTINUATION / *DE LA PROROGATION*

## 7. DIRECTORS / *ADMINISTRATEURS/ADMINISTRATRICES*

| NAME / *NOM* : | ADDRESS / *ADRESSE* : |
|---|---|
| Thomas Godfrey Howitt | 18 Packington Street, Prahran, Victoria 3181, Australia |
| Frederick Bart | 98 Victoria Road, Bellevue Hill, Sydney 2023, Australia |
| Paul D.R. Macleman | 23 Palmer Avenue, Balwyn, Victoria 3103, Australia |
| | |
| | |

## 8. OFFICERS (example: President, Secretary, etc.) / *DIRIGEANTS/DIRIGEANTES (p. ex., président/présidente, secrétaire, etc.)*

| NAME / *NOM* : | OFFICE HELD / *CHARGE* : |
|---|---|
| Thomas Godfrey Howitt | President, Secretary and Chief Financial Officer |
| Frederick Bart | Chairman of the Board and Chief Executive Officer |
| | |
| | |
| | |

**All filing required by the Yukon *Business Corporations Act* have been made relating to any change in:**
1. Directors (Form 1-03)
2. Registered office address (Form 1-02, 11-04)
3. Attorney(s) for Service Address(es) (Form 11-03)
4. Articles, statements (Forms 1-01, 2-01, 11-01, or 12-01)

***La société a déposé tous les documents exigés en vertu de la Loi sur les sociétés par actions concernant un changement survenu à l'égard de l'un ou l'autre des éléments suivants :***
1. *Administrateurs/administratrices — Formulaire 1-03*
2. *Adresse du bureau enregistré — Formulaires 1-02 ou 11-04*
3. *Adresse du ou des fondés de pouvoir — Formulaire 11-03*
4. *Statuts, déclarations — Formulaires 1-01, 2-01, 11-01, or 12-01*

| 9. DATE / *DATE* | SIGNATURE / *SIGNATURE* | TITLE / *TITRE* |
|---|---|---|
| Jun 9. 2009 | [signature] | PRESIDENT |

Personal information contained on this form is collected under the *Business Corporations Act* and will be used to compile a public registry. For further information, contact Corporate Affairs at (867) 667-5314, toll free within Yukon 1-800-661-0408, Ext. 5314

*Les renseignements personnels contenus dans ce document sont recueillis en vertu de la Loi sur les sociétés par actions et seront utilisés afin d'établir un registre public. Pour plus de renseignements, veuillez communiquer avec Entreprises, associations et coopératives, au (867) 667-5314, ou sans frais au Yukon au 1-800-661-0408, ext. 5314*

YG(3039Q)F2 Rev. 03/2009

Sent for filing
June 16, 2009

Exemption No. 82-3779

Yukon Community Services
*Services aux collectivités*

# NOTICE OF ADDRESS OR NOTICE OF CHANGE OF ADDRESS

BUSINESS CORPORATIONS ACT (SECTION 22) FORM 1-02

# *AVIS D'ADRESSE OU DE CHANGEMENT D'ADRESSE*

*LOI SUR LES SOCIÉTÉS PAR ACTIONS DU YUKON (ARTICLE 22) FORMULAIRE 1-02*

1. NAME OF CORPORATION / *DÉNOMINATION SOCIALE :*

GTech International Resources Limited

2. ADDRESS OF REGISTERED OFFICE (YUKON TERRITORY PHYSICAL ADDRESS) :
*ADRESSE DU BUREAU ENREGISTRÉ (ADRESSE GÉOGRAPHIQUE AU YUKON) :*

The Taku Building
Suite 201
4109 - 4th Avenue
Whitehorse, YT Y1A 1H6

3. RECORDS ADDRESS (YUKON TERRITORY PHYSICAL ADDRESS):
*LIEU OÙ SONT GARDÉS LES REGISTRES (ADRESSE GÉOGRAPHIQUE AU YUKON) :*

The Taku Building
Suite 201
4109 - 4th Avenue
Whitehorse, YT Y1A 1H6

4. POST OFFICE BOX (YUKON TERRITORY ADDRESS FOR SERVICE BY MAIL):
*CASE POSTALE (ADRESSE POSTALE AU YUKON AUX FINS DE SIGNIFICATION) :*

5. EFFECTIVE DATE OF ABOVE MENTIONED CHANGES:
*DATE D'ENTRÉE EN VIGUEUR DES MODIFICATIONS MENTIONNÉES CI-DESSUS :*

April 20, 2009

| 6. DATE / *DATE* | SIGNATURE / *SIGNATURE* | TITLE / *TITRE* |
|---|---|---|
| April 20, 2009 | [signature] | Solicitor |

FILED
APR 20 2009
DEPUTY REGISTRAR OF CORPORATIONS

Personal information contained on this form is collected under the *Business Corporations Act* and will be used to compile a public registry. For further information, contact the Manager, Corporate Affairs at (867) 667-6336, toll free within Yukon 1-800-661-0408

*Les renseignements personnels contenus dans ce document sont recueillis en vertu de la* Loi sur les sociétés *par actions et seront utilisés afin d'établir un registre public. Pour plus de renseignements, veuillez communiquer avec le directeur, Entreprises, associations et coopératives, au (867) 667-5225, ou sans frais au Yukon au 1-800-661-0408*

YG(3082Q)F2 Rev. 10/2002

Exemption No. 82-3779

Yukon
Community Services
*Services aux collectivités*

# NOTICE OF DIRECTORS AND OFFICERS OR NOTICE OF CHANGE OF DIRECTORS AND OFFICER

YUKON BUSINESS CORPORATIONS ACT (SECTIONS 107, 114 AND 290) FORM 1–03

## *AVIS CONCERNANT LES ADMINISTRATEURS/ADMINISTRATRICES ET LES DIRIGEANTS/DIRIGEANTES (NOMINATION ET CESSATION DE FONCTIONS)*

*LOI SUR LES SOCIÉTÉS PAR ACTIONS (ARTICLES 107, 114 ET 290) FORMULAIRE 1–03*

1. CORPORATION NAME / *DÉNOMINATION SOCIALE :*
Gtech International Resources Limited

2. CORPORATE ACCESS NUMBER / *NUMÉRO D'ENREGISTREMENT :*
28530

3. NOTICE IS GIVEN THAT ON THE / *SOYEZ AVISÉ QUE LE*

| DD / *JJ* | MM / *MM* | YY / *AA* |
|---|---|---|
| 13 | 05 | 09 |

THE FOLLOWING PERSON(S) WERE APPOINTED / *LES ADMINISTRATEURS SUIVANTS/ADMINISTRATRICES SUIVANTES ONT ÉTÉ NOMMÉ(E)S :*

**DIRECTOR(S) / *ADMINISTRATEURS/ADMINISTRATRICES***

| NAME / *NOM :* | ADDRESS / *ADRESSE :* |
|---|---|
| Paul D.R. MacLeman | 23 Palmer Avenue, Balwyn, Victoria 3103, Australia |
| | |
| | |

4. NOTICE IS GIVEN THAT ON THE / *SOYEZ AVISÉ QUE LE*

| DD / *JJ* | MM / *MM* | YY / *AA* |
|---|---|---|
| 13 | 05 | 09 |

THE FOLLOWING PERSON(S) CEASED TO HOLD OFFICE AS / *LES PERSONNES SUIVANTES ONT CESSÉ D'AGIR À TITRE D'ADMINISTRATEURS/ADMINISTRATRICES :*

**DIRECTOR(S) / *ADMINISTRATEURS/ADMINISTRATRICES***

| NAME / *NOM :* | ADDRESS / *ADRESSE :* |
|---|---|
| Elizabeth Sy | PH 1 Laguna, 1 Roxas Triangle, Paseo de Roxas, Makati City 1226, Philippines |
| | |
| | |
| | |

5. THE OFFICERS OF THE CORPORATION AS OF THIS DATE ARE / *À COMPTER D'AUJOURD'HUI, LES DIRIGEANTS/DIRIGEANTES DE LA SOCIÉTÉ SONT LES SUIVANTS/SUIVANTES :*

**OFFICER(S) / *DIRIGEANTS/DIRIGEANTES***

| NAME / *NOM :* | OFFICE HELD / *CHARGE :* |
|---|---|
| Thomas Godfrey Howitt | President, Secretary and Chief Financial Officer |
| Frederick Bart | Chairman of the Board and Chief Executive Officer |
| | |
| | |

FILED
JUN. 9 - 2009
DEPUTY REGISTRAR OF CORPORATIONS

| 6. DATE / *DATE* | SIGNATURE / *SIGNATURE* | TITLE / *TITRE* |
|---|---|---|
| May 13, 2009 | [signature] | PRESIDENT |

Personal information contained on this form is collected under the *Business Corporations Act* and will be used to compile a public registry. For further information, contact Corporate Affairs at (867) 667-5314, toll free within Yukon 1-800-661-0408 Ext. 5314.

*Les renseignements personnels contenus dans ce document sont recueillis en vertu de la* Loi sur les sociétés par actions *et seront utilisés afin d'établir un registre public. Pour plus de renseignements, veuillez communiquer Entreprises, associations et coopératives, au (867) 667-5314, ou sans frais au Yukon au 1-800-661-0408 Ext. 5314.*

YG(3037Q)F2 REV.11/2004

Clear Form Print Form

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

Telephone: 250 356-8626

Mailing Address:
PO Box 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor – 940 Blanshard Street
Victoria BC

# NOTICE OF CHANGE RESPECTING EXTRAPROVINCIAL COMPANY

## FORM 36

Section 381 *Business Corporations Act*

*Freedom of Information and Protection of Privacy Act (FIPPA)*: The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

*OFFICE USE ONLY – DO NOT WRITE IN THIS AREA*

SUBMITTED TO THE B.C. REGISTRAR FOR FILING ON......apr. 20/09......

**INSTRUCTIONS:**

**Please type or print clearly in block letters and ensure that the form is signed and dated in ink.**

**Item B** Enter the name exactly as shown on the extraprovincial company's Certificate of Registration, or enter the name exactly as shown on any Change of Name certificate or registration certificate issued by the registrar as a result of an amalgamation of the extraprovincial company.

**Item C** Enter the delivery and mailing address of the head office of the extraprovincial company whether or not the head office is in BC. The delivery address must be for a location that is accessible to the public between 9 a.m. and 4 p.m. on business days for the delivery of records. The delivery address must not be a post office box.

**Item D and E** If a foreign entity that is registered as an extraprovincial company has a change respecting their jurisdiction and/ or the identifying number, it must file that change with the registrar.

For example, if the corporation has since the later of its incorporation or amalgamation been continued or otherwise transferred, enter the jurisdiction into which the corporation was most recently continued or transferred and also enter the new identifying number in that jurisdiction.

**Note:** If the foreign entity that is registered as an extraprovincial company is party to an amalgamation or similar process, and the corporation resulting from that amalgamation will continue to carry on business in BC, the foreign entity must file a Notice of Amalgamation of Extraprovincial Company with the registrar. If the foreign entity that is registered as an extraprovincial company is party to an amalgamation or similar process and the corporation resulting from that amalgamation will NOT continue to carry on business in BC, then the foreign entity should file a Notice of Ceasing to Carry On Business in BC.

**Item F** This is the signature of the authorized signing authority for the extraprovincial company. If the authorized signing authority is an attorney for the extraprovincial company and that attorney is a BC company, this form must be signed by an authorized signing authority for that company.

**Filing Fee: $20.00** Submit this form with a cheque or money order made payable to the Minister of Finance, or provide the registry with authorization to debit the fee from your BC OnLine Deposit Account. Please pay in Canadian dollars or in the equivalent amount of US funds.

**A REGISTRATION NUMBER OF EXTRAPROVINCIAL COMPANY**

A-12635

**B NAME OF EXTRAPROVINCIAL COMPANY**

GTech International Resources Limited

**C CHANGE OF ADDRESS OF HEAD OFFICE**

If there has been a change to the delivery and/or the mailing address of head office shown in the corporate register for the extraprovincial company, enter the address below.

| DELIVERY ADDRESS OF HEAD OFFICE | PROVINCE/STATE | COUNTRY | POSTAL CODE/ZIP CODE |
|---|---|---|---|
| The Taku Building, Suite 201 - 4109 - 4th Avenue, Whitehorse | YT | Canada | Y1A 1H6 |
| **MAILING ADDRESS OF HEAD OFFICE** | **PROVINCE/STATE** | **COUNTRY** | **POSTAL CODE/ZIP CODE** |
| same as above | | | |

**D CHANGE OF JURISDICTION**

If there has been a change to the jurisdiction shown in the corporate register for the extraprovincial company, enter that change below.

Date of Change YYYY / MM / DD

**E CHANGE OF IDENTIFYING NUMBER**

If there has been a change to the identifying number shown in the corporate register for the extraprovincial company, enter that change below.

**F CERTIFIED CORRECT** - I have read this form and found it to be correct.

| NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE EXTRAPROVINCIAL COMPANY | SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE EXTRAPROVINCIAL COMPANY | DATE SIGNED YYYY / MM / DD |
|---|---|---|
| Linda I. Parsons, Solicitor | X [signature] | 2009/04/20 |